

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 6, 2009

Mr. José Antonio Guaraldi Félix
Chief Executive Officer
Net Servicos de Comunicação S.A.
Rua Verbo Divino, 1356
São Paulo-SP-04719-002
Brazil

> **Net Servicos de Comunicação S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed April 23, 2009**
> **File No. 0-28860**

Dear Mr. Félix:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis, page 54

Critical Accounting Policies, page 57

1.   We note that goodwill accounted for 29% of total assets as of December 31, 2008. We
note that you are experiencing increased competition and that your stock price has
experienced some volatility since 2008. As a result of your impairment test of your reporting
units as of December 31, 2008, you determined that your goodwill balance was not impaired.
In light of the significance of your goodwill balance, we expect robust and comprehensive
disclosure in your critical accounting policies regarding your impairment testing policy. This
disclosure should provide investors with sufficient information about management's insights
and assumptions with regard to the recoverability of goodwill. Specifically, we believe you
should provide the following information:

- Provide a more detailed description of the steps you perform to review goodwill for
recoverability.

- Disclose a breakdown of your goodwill balance as of December 31, 2008 by
reporting unit.

- Disclose any changes to your reporting units or allocations of goodwill by reporting
unit and the reasons for such changes.

- Describe the nature of the valuation techniques and the significant estimates and
assumptions you employed to determine the fair value of your reporting units in your
impairment analysis. For example, if you utilize the discounted cash flow approach,
you should disclose the discount rates for each reporting unit and how those discount
rates were determined, including your consideration of any market risk premiums. In
addition, we believe your disclosure should address your estimates of future cash
flows, as follows:

  - Provide a discussion of your historical cash flow growth rates and explain
how your historical growth rates were considered when determining the
growth rate to be utilized in your cash flow projections.

  - Disclose the growth rate you need to achieve in your cash flow projections in
order to avoid having a goodwill impairment charge.

  - In view of the current economic environment, discuss how you considered the
uncertainties inherent in your estimated future growth rates. For example, you
should explain if and when you anticipated a recovery of the economy in your
growth rates used in your cash flows analysis.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

    For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

2.   We note that you have identified only one reporting unit: cable television services.   It appears that you may have more than one operating segment since you provide various services that appear to have different economic characteristics, such as voice, cable and internet services in an array of geographical areas. Tell us how you applied the guidance in SFAS 131 in evaluating your management approach to determine whether you have operating segments. If you have aggregated operating segments, disclose this in the notes to the financial statements and provide us with your analysis of the aggregation criteria in paragraph 17 of SFAS 131 for the various products and services you provide. Also, provide us with a copy of all reports provided to the chief operating decision maker.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your

Mr. José Antonio Guaraldi Félix
Net Servicos de Comunicação S.A.
July 6, 2009
Page 4

filings or in response to our comments on your filings.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director